Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: May 9, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
2007 First-Quarter Report of the Swisscom Group
Revenue stable, strong customer growth — increased investments in growth

	1.1.-31.3.2006	1.1.-31.3.2007	Change

Net revenue (in CHF millions)	2,375	2,376	—
EBITDA (in CHF millions)	1,034	968	-6.4%
EBIT (in CHF millions)	686	619	-9.8%
Net income (in CHF millions)*	460	461	0.2%
Fixed lines (at 31.3 in millions)	5.00	5.16	3.2%
Of which ADSL (at 31.3 in millions)	1.19	1.43	20.6%
Number of mobile customers (at 31.3 in millions)	4.37	4.71	7.7%
Capital expenditure (in CHF millions)	235	315	34.0%
Number of full-time equivalent employees at 31.3	16,544	17,157	3.7%

* After deduction of minority interests
The Swisscom Group’s net revenue was stable in the first quarter of 2007 at CHF 2.38 billion; operating income (EBITDA) fell by 6.4% to CHF 968 million. The reduction in EBITDA is a result of lower margins and higher costs following the successful introduction of new products such as Bluewin TV and the expansion of new business areas. Swisscom recorded a strong increase in ADSL customer numbers in the fixed network and mobile alongside a sharp fall in minute rates. Due to repurchase of the 25% minority stake in Swisscom Mobile, net income remained stable at CHF 461 million. Capital expenditure rose by 34% to CHF 315 million on account of massive expansion of the broadband network. The Group still expects to post net revenue of around CHF 9.7 billion and EBITDA of around CHF 3.9 billion for the 2007 financial year.
     At CHF 2,376 million, revenue recorded by the Swisscom Group in the first quarter of 2007 was virtually on a par with the previous year figure. The decline in the traditional fixed network business was offset by sustained growth in broadband access lines, mobile customers and other areas. Operating income (EBITDA) fell by CHF 66 million (-6.4%) to CHF 968 million, with the EBITDA margin dropping from

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax +41 31 342 07 30	media@swisscom.com

Press Release
43.5% to 40.7%. Alongside the lower margin for new revenue sources, this is primarily attributable to the cost of launching products such as Bluewin TV as well as costs related to entry into new markets.
Net income before deduction of minority interests fell year-on-year by CHF 77 million (-14.2%) to CHF 467 million. Due to the repurchase of a 25% stake in Swisscom Mobile in December 2006, net income after deducting minority interests remained stable at CHF 461 million.
Fixnet: Strong growth in broadband access lines partially offsets losses
The competition-driven drop in revenue from traffic was only partially offset by the increase in access revenues following strong growth in broadband access lines. The number of broadband customers rose by 20.6% to 1.43 million. Of these, 995,000 connections belong to Bluewin customers and 439,000 to customers of other providers. Customers are benefiting from higher-bandwidth ADSL lines at unchanged prices.
Due to intense infrastructure competition with cable companies and the increased popularity of new mobile technologies, the number of analog and digital connections was down 2.2% to 3.73 million. Bluewin TV is proving very popular, and to date has attracted more than 40,000 customers. Some 400 Swisscom employees work in the TV field.
Cost reductions at Fixnet were unable to compensate for the drop in revenue. Additional costs were incurred in connection with the launch of Bluewin TV. As a result of both these factors, operating income before interest, tax, depreciation and amortization (EBITDA) reported by the segment is 8.8% lower than the previous year at CHF 477 million. The higher capital expenditure is primarily due to measures to upgrade the network infrastructure to the new VDSL broadband technology.
Customers benefit from lower mobile prices — higher usage
Swisscom Mobile recorded a 4.7% increase in revenue from external customers to CHF 911 million. Excluding growth from the acquisition of new companies, however, revenue dipped slightly. Increased customer numbers and growth in new data services were unable to fully offset the reduction in traffic and subscription prices in the wake of new tariff models. Operating income before interest, tax, depreciation and amortisation (EBITDA) fell by 2.2% to CHF 452 million. The customer base rose by 337,000 (7.7%) to 4.71 million year-on-year. By the end of March 2007, 1.76 million customers had signed up for the Liberty product family and 300,000 for the M-Budget Mobile prepaid product. Average minutes per user and month (AMPU) rose from 120 to 127 due to new offerings and lower tariffs. As a result of lower prices, average revenue per user (ARPU) dropped from CHF 65 to CHF 59.
Higher costs due to expansion of new businesses with corporate customers
Solutions posted a year-on-year drop of 3.5% in revenue from external customers to CHF 245 million. Revenue from new products and services was unable to fully offset the decline in traditional fixed-network business. At CHF 18 million, operating income (EBITDA) remained on a par with the previous year. The Other segment recorded a 14.4% increase in revenue from external customers to CHF

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax +41 31 342 07 30	media@swisscom.com

Press Release
230 million, mainly due to higher revenue from Swisscom IT Services for IT outsourcing. Due to costs related to the expansion of new business areas such as the East European broadband market, the segment recorded a 44.4% drop in EBITDA to CHF 20 million.
Swisscom sells 100% stake in Antenna Hungária to TDF S.A.
On 8 May, 2007, Swisscom agreed to sell Antenna Hungária to TDF of France for CHF 540 million. After purchasing Antenna Hungária in 2005 for CHF 392 million, Swisscom successfully developed the company. The transaction will be concluded once approval is granted by the Hungarian competition authority, although no detailed investigation is anticipated. Swisscom is selling Antenna Hungária because of the fact that, contrary to the original plan, it has not proved possible to purchase any other broadcasting companies in Central and Eastern Europe. The Swiss broadcasting business is strategically very important for Swisscom and is not affected by this transaction.
If the takeover of Fastweb is successful, the proceeds from the sale of Antenna Hungária will go towards funding the purchase price. Depending on the extent to which Fastweb shareholders take up Swisscom’s offer, this will reduce the proportion of the price to be funded by selling treasury shares.
Expectations for 2007 unchanged
The Swisscom Group still expects to close 2007 with revenues of around CHF 9.7 billion and operating income before interest, tax, depreciation and amortization (EBITDA) of around CHF 3.9 billion. Capital expenditure of the Swisscom Group will amount to around CHF 1.4 billion.
The detailed interim report is available on the Internet at:
http://www.swisscom.com/q1-report-2007
Berne, 9 May 2007
Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax +41 31 342 07 30	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: May 9, 2007	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law